Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 20 DATED DECEMBER 5, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 3 dated May 6, 2014, supplement no. 12 dated September 10, 2014, supplement no. 13 dated September 10, 2014, supplement no. 14 dated November 6, 2014, supplement no. 15 dated November 10, 2014, supplement no. 16 dated November 13, 2014, supplement no. 17 dated November 19, 2014, supplement no. 18 dated November 26, 2014 and supplement no. 19 dated December 4, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. The purpose of this supplement is to disclose the acquisition of an office property containing 309,241 rentable square feet in San Jose, California.
Ten Almaden
Acquisition of Ten Almaden
On December 5, 2014, we, through an indirect wholly owned subsidiary (the “Buyer”), acquired an office property containing 309,241 rentable square feet located on approximately 1.6 acres of land in San Jose, California (“Ten Almaden”). The seller is not affiliated with us or our advisor.
The purchase price of Ten Almaden was $116.7 million plus closing costs.  We funded the purchase of Ten Almaden with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering.
Ten Almaden was completed in 1988 and renovated in 2010. As of December 5, 2014, Ten Almaden was approximately 89% leased to 15 tenants with a weighted-average remaining lease term of 4.6 years.
Related Financing of Ten Almaden
On December 5, 2014, in connection with the acquisition of Ten Almaden, the Buyer entered into a mortgage loan with an unaffiliated lender for borrowings of up to $76.6 million, secured by Ten Almaden (the “Ten Almaden Mortgage Loan”). At closing, $63.5 million of the loan was funded and the remaining $13.1 million was available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. The Ten Almaden Mortgage Loan matures on January 1, 2018, with a one three-year extension option, subject to certain terms and conditions contained in the loan documents. The Ten Almaden Mortgage Loan bears interest at a floating rate of 165 basis points over one-month LIBOR. Monthly payments are initially interest-only, with monthly payments during any extension to include principal and interest with principal payments calculated using an amortization schedule of 30 years at an interest rate of 6.25%. The Buyer has the right to repay the loan in part and in whole subject to certain fees, expenses and conditions, all as described in the loan documents.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a limited guaranty of the principal outstanding under the Ten Almaden Mortgage Loan on the date the loan becomes due and payable in full. REIT Properties III is also providing a guaranty of 100% of any deficiency, loss or damage suffered by the lender under the Ten Almaden Mortgage Loan as a result of certain (i) intentional actions committed by the Buyer and/or REIT Properties III in violation of the loan documents, or (ii) bankruptcy or insolvency proceedings involving the Buyer.

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